1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Brenden P. Carroll brenden.carroll@dechert.com +1 202 261 3458 Direct +1 202 261 3027 Fax

April 5, 2021

Filed via EDGAR

Ms. Karen Rossotto

Mr. Jeff Long
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:      Franklin Templeton Trust (the “Trust”)
(File Nos. 811-23471; 333-233596)

Dear Ms. Rossotto and Mr. Long:

On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments that you provided to me with regard to the Trust’s fifth pre-effective amendment to the registration statement on Form N-1A (the “Registration Statement”), relating to the registration of the Franklin OnChain U.S. Government Money Fund™ (the “Fund”), a series of the Trust.  The Registration Statement was filed with the Commission on April 1, 2021 under the Securities Act of 1933 (“1933” Act”) and the Investment Company Act of 1940.

Below we have provided your comments (in bold) and the Trust’s responses to the comments.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

1.                   Comment:       Please confirm supplementally that the fee waiver and expense reimbursement agreement referenced in the fee and expense table may not be terminated or amended to lower the amount of fees required to be waived and/or expenses required to be reimbursed by the investment manager prior to July 31, 2022, in each case without approval of the Board of Trustees of the Trust.

Response:                  The Trust hereby confirms that the fee waiver and expense reimbursement agreement referenced in the fee and expense table may not be terminated or amended to lower the amount of fees required to be waived and/or expenses required to be reimbursed by the investment manager prior to July 31, 2022, in each case without approval of the

Ms. Karen Rossotto U.S. Securities and Exchange Commission April 5, 2020 Page 2

Board of Trustees of the Trust.  The Trust intends to clarify this arrangement in the prospectus that will be used to offer the Fund’s shares and will file the prospectus with the Commission pursuant to Rule 497 under the 1933 Act.

2.                   Comment:          Please confirm supplementally whether the Fund, the investment manager or their affiliates has received compensation from the Stellar network or any other person for developing the Fund on the Stellar network.

Response:            The Trust hereby confirms that none of the Fund, the investment manager or their affiliates has received compensation from the Stellar network or any other person for developing the Fund on the Stellar network.

*          *          *

Please do not hesitate to contact me at (202) 261-3458 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Brenden P. Carroll

Brenden P. Carroll

Dechert LLP

cc:    Alison E. Baur, Deputy General Counsel, Franklin Templeton Investments

         Navid J. Tofigh, Associate General Counsel, Franklin Templeton Investments

Timothy A. Spangler, Partner, Dechert LLP

         Andrew J. Schaffer, Associate, Dechert LLP